# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Enlight Renewable Energy Ltd., CIK 0001922641
CUSIP: M4056D110
Title of class of securities: Ordinary shares, NIS 0.1 par value per share
Address of issuer's principal executive offices: 13 Amal St., Afek Industrial Park, Rosh Ha'ayin, Israel (L3), 4809249
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001178913-26-000104
Filed by CIK 0001870364

## Reporting persons
- Y.D More Investments Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 6,128,179; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 6,128,179 (4.4% of the class)
- More Investment House Portfolio Management Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 301,581; sole dispositive power 301,581; shared dispositive power 0; aggregate amount beneficially owned 301,581 (0.22% of the class)
- More Provident Funds and Pension Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 3,880,337; sole dispositive power 3,880,337; shared dispositive power 0; aggregate amount beneficially owned 3,880,337 (2.78% of the class)
- More Mutual Funds Management (2013) Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 1,946,262; sole dispositive power 1,946,262; shared dispositive power 0; aggregate amount beneficially owned 1,946,262 (1.4% of the class)
- B.Y.M. Mor Investments Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 6,128,179; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 6,128,179 (4.4% of the class)
- Eli Levy: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 6,128,179; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 6,128,179 (4.4% of the class)
- Yosef Levy: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 6,128,179; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 6,128,179 (4.4% of the class)
- Benjamin Meirov: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 6,128,179; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 6,128,179 (4.4% of the class)
- Yosef Meirov: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 6,128,179; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 6,128,179 (4.4% of the class)
- Michael Meirov: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 6,128,179; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 6,128,179 (4.4% of the class)
- Dotan Meirov: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 6,128,179; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 6,128,179 (4.4% of the class)

## Item 1. Issuer
Name of issuer: Enlight Renewable Energy Ltd.
Address of issuer's principal executive offices: 13 Amal St., Afek Industrial Park, Rosh Ha'ayin, Israel, 4809249

## Item 2. Person Filing
Name of person filing:
More Provident Funds and Pension Ltd. ("More Provident")
More Mutual Funds Management (2013) Ltd. ("More Mutual")
More Investment House Portfolio Management Ltd. ("More Investment")
Y.D More Investments Ltd. ("Y.D. More")
B.Y.M. Mor Investments Ltd. ("B.Y.M.")
Eli Levy
Yosef Levy
Benjamin Meirov
Yosef Meirov
Michael Meirov
Dotan Meirov

Each of the foregoing entities and persons is referred to as a "Reporting Person", and collectively they are referred to as the "Reporting Persons".

Y.D More is an Israeli public company controlled through a voting agreement among the following individuals: (a) Yosef Meirov, directly and through B.Y.M., a company he controls with Michael Meirov and Dotan Meirov, (b) Benjamin Meirov (c) Yosef Levy and (d) Eli Levy through Elldot Ltd., a wholly owned company.

More Mutual and More Investment are each wholly-owned subsidiaries of Y.D. More, and More Provident is a majority-owned subsidiary of Y.D. More, which owns 65.89% thereof.
Address of principal business office or, if none, residence: c/o Y.D More Investments Ltd., 2 Ben-Gurion Street, Ramat Gan, Israel
Citizenship:
More Provident - Israel
More Investment - Israel
More Mutual - Israel
Y.D. More - Israel
B.Y.M. - Israel
Eli Levy - Israel
Yosef Levy - Israel
Benjamin Meirov - Israel and U.S.
Yosef Meirov - Israel and Belgium
Michael Meirov - Israel and U.S.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
More Provident: 3,880,337 (includes 417,896 Ordinary shares issuable upon exercise of Convertible bonds)
More Mutual: 1,946,262 (includes 111,890 Ordinary shares issuable upon exercise of Convertible bonds)
More Investment: 301,581 (includes 83,400 Ordinary shares issuable upon exercise of Convertible bonds)
Y.D More: 6,128,179 (includes 613,186 Ordinary shares issuable upon exercise of Convertible bonds)
B.Y.M.: 6,128,179 (includes 613,186 Ordinary shares issuable upon exercise of Convertible bonds)
Eli Levy: 6,128,179 (includes 613,186 Ordinary shares issuable upon exercise of Convertible bonds)
Yosef Levy: 6,128,179 (includes 613,186 Ordinary shares issuable upon exercise of Convertible bonds)
Benjamin Meirov: 6,128,179 (includes 613,186 Ordinary shares issuable upon exercise of Convertible bonds)
Yosef Meirov: 6,128,179 (includes 613,186 Ordinary shares issuable upon exercise of Convertible bonds)
Michael Meirov: 6,128,179 (includes 613,186 Ordinary shares issuable upon exercise of Convertible bonds)
Dotan Meirov: 6,128,179 (includes 613,186 Ordinary shares issuable upon exercise of Convertible bonds)
Percent of class:
More Provident: 2.78%
More Mutual: 1.40%
More Investment: 0.22%
Y.D More: 4.40%
B.Y.M.: 4.40%
Eli Levy: 4.40%
Yosef Levy: 4.40%
Benjamin Meirov: 4.40%
Yosef Meirov: 4.40%
Michael Meirov: 4.40%
Dotan Meirov: 4.40%
Ownership percentages presented herein were calculated based on 138,777,650 Ordinary Shares outstanding as of March 31, 2026, in reliance on information published by the Tel-Aviv Stock Exchange.
Sole power to vote or to direct the vote: Reporting Persons: 0
Shared power to vote or to direct the vote:
More Provident: 3,880,337 (includes 417,896 Ordinary shares issuable upon exercise of Convertible bonds)
More Mutual: 1,946,262 (includes 111,890 Ordinary shares issuable upon exercise of Convertible bonds)
More Investment: 301,581 (includes 83,400 Ordinary shares issuable upon exercise of Convertible bonds)
Y.D More: 6,128,179 (includes 613,186 Ordinary shares issuable upon exercise of Convertible bonds)
B.Y.M.: 6,128,179 (includes 613,186 Ordinary shares issuable upon exercise of Convertible bonds)
Eli Levy: 6,128,179 (includes 613,186 Ordinary shares issuable upon exercise of Convertible bonds)
Yosef Levy: 6,128,179 (includes 613,186 Ordinary shares issuable upon exercise of Convertible bonds)
Benjamin Meirov: 6,128,179 (includes 613,186 Ordinary shares issuable upon exercise of Convertible bonds)
Yosef Meirov: 6,128,179 (includes 613,186 Ordinary shares issuable upon exercise of Convertible bonds)
Michael Meirov: 6,128,179 (includes 613,186 Ordinary shares issuable upon exercise of Convertible bonds)
Dotan Meirov: 6,128,179 (includes 613,186 Ordinary shares issuable upon exercise of Convertible bonds)
Sole power to dispose or to direct the disposition:
More Provident: 3,880,337
More Mutual: 1,946,262
More Investment: 301,581

Remaining Reporting Persons: 0
Shared power to dispose or to direct the disposition: Reporting Persons: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The securities reported herein are held by More Provident for the benefit of beneficiaries of various provident and pension funds, More Investment for the benefit of various portfolio management clients, and More Mutual for the benefit of various mutual funds.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1 - Joint Filing Agreement by and among the Reporting Persons (filed herewith)

Exhibit 2 - Resolution of Board of Directors regarding signature authority of Y.D More Investments Ltd. (incorporated herein by reference to Exhibit 2 to Schedule 13G filed by the Reporting Persons on June 21, 2022 to report beneficial ownership of shares of Brenmiller Energy Ltd.)

Exhibit 3 - Resolution of Board of Directors regarding signature authority of More Provident Funds and Pension Ltd. (incorporated herein by reference to Exhibit 3 to Schedule 13G filed by the Reporting Persons on June 21, 2022 to report beneficial ownership of shares of Brenmiller Energy Ltd.)

Exhibit 4 - Limited Power of Attorney executed on behalf of Mr. Benjamin Meirov (incorporated herein by reference to Exhibit 4 to Schedule 13G filed by the Reporting Persons on June 21, 2022 to report beneficial ownership of shares of Brenmiller Energy Ltd.)

Exhibit 5 - Limited Power of Attorney executed on behalf of Mr. Yosef Meirov (incorporated herein by reference to Exhibit 5 to Schedule 13G filed by the Reporting Persons on June 21, 2022 to report beneficial ownership of shares of Brenmiller Energy Ltd.)

Exhibit 6 - Limited Power of Attorney executed on behalf of Mr. Michael Meirov (incorporated herein by reference to Exhibit 6 to Schedule 13G filed by the Reporting Persons on June 21, 2022 to report beneficial ownership of shares of Brenmiller Energy Ltd.)

Exhibit 7 - Limited Power of Attorney executed on behalf of Mr. Dotan Meirov (incorporated herein by reference to Exhibit 7 to Schedule 13G filed by the Reporting Persons on June 21, 2022 to report beneficial ownership of shares of Brenmiller Energy Ltd.)

## Signatures
- Y.D More Investments Ltd.: /s/ Yosef Levy, Yosef Levy*/ Co-CEO (05/11/2026)
- Y.D More Investments Ltd.: /s/ Meir Gridish, Meir Gridish*/Chairman of the Board (05/11/2026)
- More Investment House Portfolio Management Ltd: /s/ Eli Levy, Eli Levy*/Director (05/11/2026)
- More Investment House Portfolio Management Ltd: /s/ Meir Gridish, Meir Gridish*/Chairman of the Board (05/11/2026)
- More Provident Funds and Pension Ltd.: /s/ Yosef Levy, Yosef Levy*/ Director (05/11/2026)
- More Provident Funds and Pension Ltd.: /s/ Meir Gridish, Meir Gridish*/Chairman of the Board (05/11/2026)
- More Mutual Funds Management (2013) Ltd.: /s/ Eli Levy, Eli Levy*/Director (05/11/2026)
- More Mutual Funds Management (2013) Ltd.: /s/ Meir Gridish, Meir Gridish*/Chairman of the Board (05/11/2026)
- B.Y.M. Mor Investments Ltd.: /s/ Meir Gridish, Meir Gridish/Director and CEO (05/11/2026)
- Eli Levy: /s/ Eli Levy, Eli Levy (05/11/2026)
- Yosef Levy: /s/ Yosef Levy, Yosef Levy (05/11/2026)
- Benjamin Meirov: /s/ Meir Gridish**, Benjamin Meirov (05/11/2026)
- Yosef Meirov: /s/ Meir Gridish**, Yosef Meirov (05/11/2026)
- Michael Meirov: /s/ Meir Gridish**, Michael Meirov (05/11/2026)
- Dotan Meirov: /s/ Meir Gridish**, Dotan Meirov (05/11/2026)
Comment: * Signature duly authorized by resolution of the Board of Directors and filed herewith.
** Executed by Meir Gridish, Attorney-in-Fact, pursuant to a Limited Power of Attorney previously filed.